STARUNI                                      Post Office Box 24920
                                                 Los Angeles, California  90024
                                                 Telephone:  310-470-9358
                                                 Fax:  310-470-9127


September 20, 2001

Securities and Exchange Commission
Division of Corporate Finance
450 Fifth Street, N.W., Mail Stop 0408
Washington, DC 20549-0408
Attn:  Gregory Dundas
       John G. Saia

         Re:      Staruni Corporation
                  Form SB-2 filed on July 26, 2001
                  File No. 333-65954

Gentlemen:

         In accordance  with Rule 477  promulgated  under the  Securities Act of
1933, Staruni Corporation ("Staruni") hereby withdraws its Registration Statement on Form SB-2 (File No. 333-65954), which was originally filed with the Securities and Exchange Commission on July 26, 2001 (the "Registration Statement"). Staruni is withdrawing the Registration Statement because it is contemplating altering its business plan significantly, and therefore does not intend to conduct the offering of shares of common stock contemplated in the Registration Statement at this time. No shares of common stock of the Company have been issued or sold under the Registration Statement.

         If you have any questions regarding this letter, please contact Kenneth
S. August, Esq., Feldhake, August & Roquemore LLP, 19900 MacArthur Blvd., Suite 850, Irvine, California, 92612, telephone 949-553-5000, facsimile 949-553-5098.

         Thank you very much.

                                                Staruni Corporation


                                                By:  /s/ Bruce D. Stuart
                                                     ---------------------------
                                                     Bruce D. Stuart,
                                                     Chairman, President and CEO